UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number: 001-34564

China Nuokang Bio-Pharmaceutical Inc.

No. 18-1 East Nanping Road

Hunnan National New & High-tech Development Zone

Shenyang, Liaoning Province

People’s Republic of China 110171

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Nuokang Bio-Pharmaceutical Inc.

By:	/s/ Baizhong Xue
Name:	Baizhong Xue
Title:	Chairman and Chief Executive Officer

Date: May 26, 2011

Exhibit Index

Exhibit 99.1	Press release

Exhibit 99.1

China Nuokang Bio-Pharmaceutical Inc. Reports

First Quarter 2011 Financial Results

1Q11 Revenue of RMB64.5 Million ($9.9 Million)

1Q11 Net Income of RMB10.9 Million ($1.7 Million)

Live Conference Call to be Held Thursday, May 26, 2011 at 8:00 am ET

Beijing, China, May 25, 2011 – China Nuokang Bio-Pharmaceutical Inc. (NASDAQ: NKBP) (“Nuokang” or the “Company”), a leading China-based biopharmaceutical company focused on the research, development, manufacture, marketing and sales of hospital-based medical products, today announced financial results for the first quarter of 2011.

Mr. Baizhong Xue, the Company’s Chairman and Chief Executive Officer, stated, “For the full year of 2011, we are confident in our ability to deliver 15% top-line growth. Our first quarter 2011 financial results were in line with our expectations for the quarter, generating strong profitability of RMB10.9 million in net income and a 17% net margin. At the same time, with the Chinese New Year holiday, our first quarter revenue is seasonally the weakest quarter of the year. We expect our sales performance to ramp up during the second half of the year. Furthermore, we implemented a significant restructuring initiative to increase the efficiency of our direct sales team, which led to certain near term volatility.”

Chairman Xue continued, “We are confident that our restructuring initiative will strengthen our sales performance in the long run. Our new model allows us to better link marketing costs to sales performance and tailor promotional efforts to local needs to drive faster sales growth. We have replaced the majority of our salaried internal direct sales team with nine regional contract sales partners. These partners will control allocation of marketing resources and be rewarded based on their sales performance, which gives them an incentive to control costs while achieving higher sales. From a financial standpoint, product pricing as well as sales and marketing expenses as a percentage of sales will remain comparable to current levels but the new structure gives management greater flexibility in rewarding strong performance and controlling costs when sales goals are not met. Looking forward, we are confident that Nuokang will become a leading, multi-product bio-pharmaceutical company.”

First Quarter 2011 Financial Highlights

•	Revenue was RMB64.5 million ($9.9 million)[1] compared to RMB69.7 million in the prior year period;

•	Baquting revenue was RMB60.8 million ($9.3 million) compared to RMB65.8 million in the prior year period;

•	Gross profit was RMB56.3 million ($8.6 million) compared to RMB62.4 million in the prior year period;

•	Gross margin was 87.2% compared to 89.5% in the prior year period;

•	Operating income was RMB17.9 million ($2.7 million); and

•	Net income was RMB10.9 ($1.7 million) or RMB0.55 ($0.08) per diluted ADS[2].

First Quarter 2011 Financial Performance

Revenue was RMB64.5 million ($9.9 million) compared to RMB69.7 million in the prior year period. Revenue from Baquting was RMB60.8 million ($9.3 million) compared to RMB65.8 million in the prior year period as a result of a revenue mix shift towards a greater proportion of marketing agent sales. Total sales volume remained the same. Revenue from other products was RMB3.8 million ($0.6 million) compared to RMB3.9 million in the prior year period.

Gross profit was RMB56.3 million ($8.6 million) compared to RMB62.4 million in the prior year period. Gross margin was 87.2% compared to 89.5% in the prior year period.

[1]

This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the quarter ended March 31, 2011, were made at the noon buying rate of RMB6.5483 to USD1.00 on March 31, 2011 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. China Nuokang Bio-Pharmaceutical Inc. makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

[2]	American Depositary Shares, which are traded on the NASDAQ, each represents eight ordinary shares of the Company.

Operating income was RMB17.9 million ($2.7 million) in the first quarter of 2011 compared to RMB21.3 million in the prior year period. Operating margin for the first quarter of 2011 was 27.8%, compared to 30.6% in the prior year period and 5.3% in the fourth quarter of 2010. Operating expenses as a percentage of revenue is expected to remain stable, growing in proportion with revenue, as the Company continues to invest in the sales and marketing efforts required to successfully bring to market its new products.

Research and development expenses increased to RMB4.2 million ($0.6 million) in the first quarter of 2011 from RMB3.1 million in the prior year period. These costs accounted for 6.5% of revenue this quarter but remained in line with the Company’s full year research and development expense expectations.

Selling, marketing and distribution expenses decreased to RMB21.2 million ($3.2 million) in the first quarter of 2011 from RMB25.0 million in the prior year period. The decrease reflects the Company’s new compensation structure for its direct sales team, which more effectively links compensation to sales performance. Accordingly, selling expenses will fluctuate with revenue going forward. As efforts to broaden the market recognition and acceptance of new products like Kaitong continue, the Company expects selling, marketing and distribution expenses to continue to account for a greater percentage of total operation expenses.

General and administrative expenses remained steady at RMB12.9 million ($2.0 million) in the first quarter of 2011 from the prior year period.

Provision for income taxes was RMB4.6 million ($705,000) in the first quarter of 2011, representing an effective tax rate of 29.8%, compared to RMB4.4 million in the prior year period.

Net income was RMB10.9 million ($1.7 million) or RMB0.55 ($0.08) per diluted ADS in the first quarter of 2011 compared to RMB17.1 million or RMB0.86 per diluted ADS, in the prior year period.

For the quarter ended March 31, 2011, the Company had approximately 159.2 million weighted average diluted ordinary shares, or 19.9 million ADSs.

As of March 31, 2011, the Company had cash and cash equivalents of RMB191.0 million ($29.2 million), compared to RMB191.8 million as of December 31, 2010.

New Product Performance

The Company continues to diversify its product portfolio through the following product launch and in-licensing efforts:

Kaitong: The Company continues to focus on the commercialization of Kaitong through a nationwide marketing campaign to drive awareness and understanding of Kaitong. Throughout 2011, the Company will continue to host outreach events and build out its distribution channels to support these efforts. The Company has won the bidding process for five provinces thus far and continues to actively participate in additional bids. The first quarter of 2011 showed nascent revenue contribution but material revenue contribution is expected to begin in late 2011.

Dipyridamole Aspirin: The Company plans to begin marketing efforts and launch the bidding process for Dipyridamole Aspirin in the second quarter of 2011. These efforts are expected to lead to revenue contribution in late 2011.

Mr. Baizhong Xue commented, “We are confident that 2011 will be a landmark year for us. Our product portfolio has already begun to take on the diversified structure that our management team has been diligently pursuing in the past few quarters. Looking forward, we believe Baquting will continue to be a main source of revenue but as a more mature product. Kaitong will gradually ramp up into another main revenue contributor. Then, we expect to build out a suite of cardiovascular products, for which Dipyridamole Aspirin was our entry point. The past few quarters have been a financially and operationally challenging transition period. However, we are confident that Nuokang will emerge through this gradual transformation as a leading, diversified bio-pharmaceutical company in China.”

Financial Outlook

Mr. Robert Pu, Chief Financial Officer of the Company, said, “We continue to expect 15% top-line growth for the full year of 2011, driven by revenue growth in the second half of 2011. Our direct sales team reorganization and continued product launch efforts add certain near-term volatility but we are confident that the second half of 2011 will demonstrate significant growth as we begin to realize the benefits of our new structure and revenue contribution from our product launches grow.”

Conference Call

The Company will hold a conference call at 8:00 am ET on Thursday, May 26, 2011 to discuss first quarter 2011 results. Listeners may access the call by dialing:

United States toll free:	1-866-405-2350
United States toll:	1-718-354-1231
China toll free:	400-6988181
Hong Kong toll free:	800-965084
United Kingdom toll free:	0800-0322281
Conference ID:	66845827

A telephone replay will be available beginning two hours after the conclusion of the call and will be available through June 8, 2011. Listeners may access the replay by dialing:

United States toll free:	1-866-214-5335
International:	1-718-354-1232
Conference ID:	66845827

A webcast will also be available through the Company’s website www.nkbp.com.

About China Nuokang Bio-Pharmaceutical Inc.

China Nuokang Bio-Pharmaceutical Inc. (NASDAQ: NKBP) is a leading biopharmaceutical company in China focused on the research, development, manufacture, marketing and sales of hospital-based medical products. The Company provides a diversified portfolio of products across more than 2,400 hospitals in China. Nuokang’s principal products include Baquting®, China’s leading hemocoagulase product by market share, and Aiduo®, a cardiovascular stress imaging agent. The Company’s product pipeline includes product candidates under development in hematological, cardiovascular and cerebrovascular disease diagnosis, treatment and prevention. Please visit www.nkbp.com for more information.

Safe-Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s new product development and financial outlook, are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. Among other things, the statements relating to the Company’s expected progress on the product portfolio and future financial results may contain forward-looking statements. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

Contact Information

ICR, LLC

In the U.S.: Ashley De Simone: 1-646-277-1227

In China: Wen Lei Zheng: 86-10-6583-7510

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2011

	1Q 2010	1Q 2011
	(RMB’000)	(RMB’000)	(US$’000)
Net revenue	69,739	64,519	9,853
Cost of revenue	(7,345)	(8,265)	(1,262)

Gross profit	62,394	56,254	8,591

Operating expenses
Research and development costs	(3,129)	(4,223)	(645)
Selling, marketing and distribution expenses	(25,016)	(21,163)	(3,232)
General and administrative expenses	(12,925)	(12,946)	(1,977)

Total operating expenses	(41,070)	(38,332)	(5,854)

Operating profit	21,324	17,922	2,737
Interest income	285	184	28
Interest expense	(1,918)	(1,056)	(161)
Exchange gain/(losses)	101	(1,361)	(208)
Other income, net	1,697	(165)	(25)

Income before income tax expense	21,489	15,524	2,371
Income tax expense	(4,419)	(4,619)	(705)

Net income	17,070	10,905	1,666

Net loss attributable to non-controlling interest	1	27	4
Net income	17,071	10,932	1,670

Net income per share
Basic	0.11	0.07	0.01
Diluted	0.11	0.07	0.01

Shares used in net income pershare computation
Basic	158,425,985	158,524,942	158,524,942
Diluted	159,543,875	159,205,942	159,205,942

Net income per ADS
Basic	0.86	0.55	0.08
Diluted	0.86	0.55	0.08

Shares used in net income per ADS computation
Basic	19,803,248	19,815,618	19,815,618
Diluted	19,942,984	19,900,743	19,900,743

CONSOLIDATED BALANCE SHEETS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2010 AND MARCH 31, 2011

	December 31,	March 31,
	2010	2011
	(RMB’000)	(RMB’000)	(US$’000)
ASSETS
Current assets:
Cash and cash equivalents	191,822	190,971	29,164
Restricted cash	—	—	—
Other investment - Current	29,868	29,726	4,539
Accounts receivable (net of allowance for doubtful accounts of RMB393,860 and RMB393,860 (US$59,676) as of December 31, 2010 and March 31, 2011, respectively)	132,504	145,515	22,222
Bills receivable	86,587	71,191	10,872
Inventories	16,789	16,006	2,444
Prepayments and other receivables	20,116	39,093	5,970
Prepaid income tax	5,117	6,900	1,054
Deferred tax assets	1,518	782	119

Total current assets	484,321	500,184	76,384

Non-current assets:
Property, plant and equipment, net	155,786	153,150	23,389
Land use rights, net	35,800	35,630	5,441
Intangible assets, net	23,587	22,996	3,512
Other Investments-Non current	3,414	3,414	521

Prepayment for the exclusive distribution right	37,713	39,722	6,066
Deferred tax assets	4,258	4,394	671

Total non-current assets	260,558	259,306	39,600

TOTAL ASSETS	744,879	759,489	115,984

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	47,000	47,000	7,177
Accounts payable	1,764	1,609	246
Accrued expenses and other payables	22,281	18,962	2,896
Income tax payable	253	5,142	785
Unrecognized tax benefits	809	809	124
Deferred tax liability

Total current liabilities	72,107	73,522	11,228

Non-current liabilities:
Deferred tax liabilities	2,054	2,099	321
Deferred government grants	21,621	22,029	3,364
Long-term payable	11,299	11,484	1,754

Total non-current liabilities	34,974	35,612	5,439

Commitments and contingencies	—	—	—

Shareholders’ equity:

Ordinary shares (par value US$0.0005 per share, 474,200,000 shares authorized and 158,490,942 share issued and outstanding as of December 31, 2010; 474,200,000 shares authorized and 158,524,942 share issued and outstanding as of March 31, 2011)	597	597	91
Additional paid-in capital	460,981	462,633	70,649
Retained earnings	174,133	185,065	28,262

Total shareholders’ equity	635,711	648,295	99,002

Non-controlling interests	2,087	2,061	315

TOTAL EQUITY	637,798	650,356	99,317

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	744,879	759,490	115,984